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April 9, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief
Erin Martin, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Registration Statement on Form S-11
File No. 333-164916

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company” or “Hudson”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 1 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2010 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes five copies of the Amendment, three of which have been marked to show changes from the initial filing of the Registration Statement on February 16, 2010.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by facsimile on March 19, 2010 (the “Comment Letter”), with respect to the Registration Statement, and the Amendment has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the Amendment, except as otherwise noted below.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company respectfully advises the Staff that, to the extent the Company decides to use any graphics, maps, photographs or other artwork, it will supplementally provide the Staff with copies of any such graphics, maps, photographs or other artwork prior to inclusion in the prospectus.

2.	We note that most of the statistical and economic market data included in your prospectus is derived from market information prepared by Rosen Consulting Group. Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Furthermore, to the extent that you paid Rosen Consulting Group a fee for its services, please disclose as such.

Response: The Company respectfully advises the Staff that Rosen Consulting Group is currently revising its report to update its forecasts to reflect fourth-quarter data from 2009; accordingly, the Company intends to update its disclosure in a subsequent amendment to the Registration Statement to reflect the revised data. At such time, the Company will provide the Staff with a copy of the final report of Rosen Consulting Group, marked to specifically identify the portions that support the Company’s disclosure. Additionally, the Company has revised the disclosure on page i, under the Table of Contents, and on page 217, under the caption “Experts,” in the Registration Statement to indicate that it has paid Rosen Consulting Group a fee of $40,000 for its services in connection with the preparation of its report.

3.	We note that Mr. Coleman and the Farallon Funds will purchase shares from you in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007).

Response: As described in the Registration Statement, the concurrent private placement is limited to Victor J. Coleman, the Company’s Chief Executive Officer, and certain funds affiliated with Farallon Capital Management, L.L.C. (the “Farallon Funds”). Since both Mr. Coleman and the Farallon Funds are contributing properties to the Company’s initial portfolio, and Mr. Coleman is also an executive officer of the Company, both Mr. Coleman and the Farallon Funds had substantive, pre-existing relationships with the Company, have been aware of the proposed offering since before the Registration Statement was filed, and have entered into a subscription agreement, filed as Exhibit 10.18 to the Registration Statement, irrevocably committing them to make an investment in the common stock of the Company at a price per share equal to the public offering price in the registered offering. In addition, Mr. Coleman and the Farallon Funds are accredited investors as defined in Rule 501 of Regulation D. As a result of the circumstances outlined above, the Company believes that the private sale of shares to Mr. Coleman and to the Farallon Funds is permissible and should not be integrated with the registered public offering in accordance with the interpretive guidance regarding the integration of concurrent public and private offerings issued by the Staff in its Compliance and Disclosure Interpretations (see Securities Act Sections—Question 139.25 (the “CDI”)) and in Securities Act Release No. 33-8828 (“Release 33-8828”).

In Release 33-8828, the Staff confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Specifically, Release 33-8828 provides that:

the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, . . .; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release 33-8828, pages 54-56.

The interpretive guidance provided in Release 33-8828 was subsequently confirmed by the Staff in the CDI, where it re-affirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor, with a registered public offering without having to limit the private offering to qualified institutional accredited investors, as under the Black Box Incorporation (June 26, 1990) and Squadron, Ellenoff (February 28, 1992) no-action letters issued by the Division of Corporation Finance, or to a company’s key officers and directors, as under the “Macy’s” position.

Based on the guidance set forth in Release 33-8828 and the CDI, the Company believes that the Section 4(2) exemption is available for its concurrent private placement since the common shares to be sold in the concurrent private placement were not, and will not be, offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. As described above, the Company has a substantive, pre-existing relationship with each of Mr. Coleman and the Farallon Funds, and each was directly contacted by the Company outside of the public offering effort. The Company affirms that neither Mr. Coleman nor the Farallon Funds was identified or contacted through the marketing of the public offering, nor did either of them independently contact the Company as a result of the Registration Statement. Accordingly, the Company cannot be said to have identified or contacted Mr. Coleman or the Farallon Funds through a general solicitation by means of the Registration Statement or otherwise.

Furthermore, Securities Act Rule 152 should apply as a safe harbor for the concurrent private placement. Rule 152 essentially provides that “the filing of a registration statement following an offering otherwise exempt under Section 4(2) does not vitiate the exemption under Section 4(2).” (Verticom Incorporated (February 12, 1986)). The Staff has consistently held that an otherwise valid private placement is not integrated with a subsequent registered public offering of the same or similar securities if the purchaser has irrevocably committed to purchase the securities before the commencement of the subsequent public offering (which is deemed to commence upon the filing of the registration statement), even if the public offering is contemplated at the time of the private placement. Here, Mr. Coleman and the Farallon Funds had completed their investment decisions and were irrevocably bound and committed to purchase the common stock of the Company in the concurrent private placement prior to the filing of the Registration Statement and, thus, the commencement of the public offering.

As a result of the foregoing and based upon the interpretive guidance provided in Release 33-8828 and the CDI, the Company believes that the concurrent private placement is exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and should not be integrated with the Company’s current proposed public offering.

4.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Company conducts, and intends to continue to conduct, its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”). Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(B) of the 1940 Act defines an investment company as being engaged or proposing to engage in the business of issuing face-amount certificates of the installment type. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company conducts its business primarily through its operating partnership, Hudson Pacific Properties, L.P., (the “Operating Partnership”). The Company is the general partner of, and does not own any limited partnership interest in, the Operating Partnership. Section 2(a)(24) of the 1940 Act defines majority-owned subsidiary as a company in which a person owns 50% or more of the outstanding voting securities. Section 2(a)(42) defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. To the extent the Operating Partnership admits other partners in the future, the Company will always be the sole general partner and hold in excess of 50% of the common units.

The Company will be structured so that the combined value of its investments in the Operating Partnership and any other wholly-owned or majority-owned subsidiary that will not rely on Section 3(c)(1) or 3(c)(7) for its 1940 Act exemption will at all times exceed 60% of its total assets on an unconsolidated basis. As a result, the Company expects that at all times the value of the “investment securities” held by it, including investments in subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. The Company, therefore, will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act. The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

In addition, the Company believes it will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because the Company will not engage primarily in or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly owned or majority owned subsidiaries, the Company will be primarily engaged in the business of acquiring and operating office and media and entertainment properties. Neither the Company nor its subsidiaries will engage in the business of issuing face-amount certificates of the installment type.

Because neither the Company nor any of its subsidiaries will be an investment company as defined in Section 3(a)(1) of the 1940 Act, it will not be necessary for the Company or any of its subsidiaries to qualify for an exemption from registration under such Act.

5.	Please update your financial information in accordance with Rule 3-12 of Regulation S-X.

Response: The Company has updated the financial information in the prospectus for the period ended December 31, 2009, as required in accordance with Rule 3-12 of Regulation S-X.

Outside Front Cover Page of Prospectus

6.	Please remove the reference to the “Joint Book-Running Managers” from the outside front cover page of the prospectus. See Item 501(b) of Regulation S-K.

Response: The Company has revised the front cover page of the prospectus to delete the reference to “Joint Book-Running Managers” in response to the Staff’s comment.

Table of Contents, page i

7.	We note your disclosure in this section that “[the company] cannot assure you of the accuracy or completeness of the data.” Please remove this statement for it may be viewed as a disclaimer by you.

Response: The Company has revised the disclosure on page i in response to the Staff’s comment.

Prospectus Summary, page 1

8.	Please clearly identify your promoters as Messrs. Coleman and Stern in this section. To the extent there are other promoters, please disclose as such. Please refer to Item 11(d) of Form S-11.

Response: The Company has revised the disclosure on page 1 to identify Messrs. Coleman and Stern as its promoters in response to the Staff’s comment.

9.	We note your summary contains a lengthy description of your market opportunity and competitive strengths. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

Response: The Company has revised the disclosure in the summary section to shorten and streamline the presentation in response to the Staff’s comment.

10.	Please remove from the summary section the performance and valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary. By way of example, please remove your discussion of “enterprise value” and growth in square footage with respect to Arden Realty as well as the aggregate purchase price of properties.

Response: The Company has revised the summary section to delete the performance and valuation information regarding Arden Realty in response to the Staff’s comment.

Our Properties, page 7

11.	Reference is made to footnote (1). We note the annualized rent for your commenced leases is based on the cash rents to be received instead of revenue recognized on a straight-lined basis. To the extent you believe it is meaningful to show the cash receipts for your initial portfolio for the 12 months subsequent to the closing of the transaction, it is unclear why the signed uncommenced leases are not also reflected on the same cash basis. In this regard, the cash effects of uncommenced leases in the initial period subsequent to the transaction should take into account the free rent period in your results. Please advise. In addition, clarify the effects of presenting the non-gross leases on a grossed up basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (1) to clarify that annualized rent data for both commenced and uncommenced leases are being calculated on a substantially identical basis. In the case of commenced leases, annualized rent is the product of (i) cash rents, before abatements, for the month ended December 31, 2009, multiplied by (ii) 12. In the case of uncommenced leases, the Company has attempted to be as consistent as possible with the treatment of commenced leases by calculating annualized rent as the product of (i) cash rents, before abatements, during the first full month of each such lease, multiplied by (ii) 12. In order to assist investors, the Company has added disclosure to footnote (1)(a) indicating the commencement dates of each of the three subject leases. In response to the Staff’s comment regarding the free rent periods, the Company respectfully advises the Staff that the Company clearly discloses the total amount of abatements with respect to uncommenced leases for the 12 months ending December 31, 2010 in footnote (1)(b), and the total amount of abatements for commenced leases for the 12 months ending December 31, 2010 in footnote (4).

In response to the Staff’s request that the Company clarify the effect of grossing up non-gross leases, the Company has modified its disclosures in footnote (1)(e) and footnote (4) to make it clear that, for non-gross leases, it has, in some cases, added actual historical expense reimbursements to base rent, where such expense reimbursements are known (as in the case of the Technicolor Building), and in other cases, where the lease has not commenced or the tenant pays such expenses directly, added broker estimated expenses to base rent, to make rental data on those properties substantially equivalent to rental data for full service gross leases.

12.	Please clarify how anticipated lease expirations are reflected in the pro forma and annualized information presented.

Response: The Company has revised the disclosure in footnote (1) on page 7 to remove the “Pro Forma Percent Leased” and “Total Pro Forma Annualized Rent” information in order to eliminate any confusion that could potentially result from the disclosure of pro forma information derived from uncommenced leases and expiring commenced leases. The Company has also added disclosure in footnote (4) clarifying that annualized information presented for commenced leases does not give effect to anticipated lease expirations. In addition, to help ensure that investors consider the potential impact of lease expirations when analyzing annualized rent data, in footnote (4) the Company has added a cross-reference to its detailed disclosure regarding lease expirations in the “Business and Properties” section.

Structure and Formation of Our Company, page 9

13.	We note that you plan to own, directly or indirectly, the properties currently being owned by the property entities, in which Hudson Capital LLC, the Farallon Funds, the Morgan Stanley Investment Partnership and/or third parties own a direct or indirect interest. Please disclose in your filing the percentage interest that Hudson Capital LLC, the Farallon Funds, the Morgan Stanley Investment Partnership and/or third parties currently hold in these property entities. Please also disclose the percentage interest in these entities that the company plans to acquire.

Response: The Company has revised the disclosure on page 9 in response to the Staff’s comment.

Risk Factors, page 22

14.	We note your disclosure in the MD&A section and on pages F-20 and F-31 that the financial statements have been prepared assuming that the SGS Realty II, one of the entities that comprises your predecessor, will continue as a going concern. Please include a risk factor, which discusses the substantial doubt about SGS Realty II’s ability to continue as a going concern, and place it at the beginning of your risk factors section. This risk factor should discuss the risks to you from the possibility that SGS Realty II may be unable to extend or refinance its secured debt of $115,000,000 that came due on March 14, 2010. Also, please update the disclosure in the MD&A section on page 67 to discuss whether any extension or refinancing of the debt has been entered into.

Response: The Company respectfully advises that the lenders to SGS Realty II have agreed to grant a one-year extension on its secured debt of $115,000,000. Furthermore, Ernst & Young LLP has advised the Company that obtaining such an extension of the maturity date of the loan eliminates substantial doubt regarding the Company’s ability to continue as a going concern and, therefore, the going concern language will be removed from its report. As a result of the foregoing, the Company has revised the disclosure in the MD&A section and on pages F-20 and F-31 to remove all going concern references. Therefore, the Company believes inclusion of a risk factor relating to the former going concern qualification would not be appropriate.

15.	Each risk factor should contain a single, discrete risk. We note that several of your risk factors present multiple risks. For example, please revise the following risk factors:

•	“We may be unable to identify and complete acquisitions of properties that meet our criteria. . .,” page 23;

•	“We expect to have approximately $94.3 million of indebtedness outstanding following the offering. . .,” page 25;

•	“We have a limited operating history and may not be able to operate our business successfully. . .,” page 27;

•	“The consideration we will pay for the properties and assets to be acquired by us in the formation. . .,” page 29; and

•	“Our performance and value are subject to risks associates with real estate assets. . .,” page 32.

Response: The Company has revised the disclosure and subcaptions with respect to the risk factors set forth above, as well as other risk factors throughout the “Risk Factors” section to separate several of its risk factors into discrete risks in response to the Staff’s comment. For example, the Company has revised certain risk factors and added risk factors titled, “Our future acquisitions may not yield the returns we expect” on page 20, “We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets” on page 21, “Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt” on page 22 and “We have no operating history as a REIT or a publicly traded company and may not be able to successfully operate as a REIT or a publicly traded company” on page 24. Additionally, to avoid redundancy, the Company has removed language from certain risk factors to eliminate overlap among them.

Risks Related to Our Properties and Our Business, page 22

“All of our properties are located in California. . .,” page 22

16.	Risk factors should be detailed enough so that investors can appreciate the potential magnitude of the risk. Here, you discuss the specific risk presented by having properties solely in California. Please discuss in more detail if your properties have been affected by the adverse developments that have occurred in California recently. Please note that this comment also applies to the risk factor titled, “Adverse economic and geographical conditions and dislocations. . .,” which appears on page 26.

Response: The Company has revised the disclosure in the risk factor on page 19 in response to the Staff’s comment. With respect to the risk factor titled “Adverse economic and geographical conditions and dislocations…,” on page 23, the Company respectfully advises the Staff that it does not believe that it has been disparately affected by adverse economic and geopolitical conditions and dislocations in the credit markets. The Company nevertheless believes that it could be subject to the negative effects of such conditions in the future, and, therefore, regards the inclusion of such risk to be appropriate.

“We are a holding company with no direct operations. . .,” page 40

17.	As you note in the second paragraph of this risk factor, shareholders will not have any voting rights with respect to issuances of common units to third parties. We also note that the issuances of common units would also affect the amount of distributions to the company. Please revise the subheading and risk factor to include a separate risk factor that discusses these risks.

Response: The Company has revised the disclosure on page 39 to include a separate risk factor titled “Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership” in response to the Staff’s comment.

Dividend Policy, page 51

18.	We note your intention to include an annual dividend rate along with the representation that you plan to maintain this initial dividend rate for the 12-month period following the offering. To the extent you discuss a projected dividend, it should be supported with a tabular presentation of cash available for distribution for the 12 months following the offering. Please advise or revise as appropriate.

Response: The Company has revised the disclosure on pages 48-51 in response to the Staff’s comment.

19.	Clarify if you anticipate that a portion of your dividend will represent a return of capital and if so, disclose the percentage representing a return of capital. Lastly, consider whether the payout should be characterized as a distribution rather than a dividend.

Response: The Company has provided the disclosure on pages 48-51 in response to the Staff’s comment. The Company has not yet determined what percentage of the initial dividend will represent a return of capital, but will supply such information when available and prior to marketing.

20.	Further to our previous comments, we note that you have projected your initial dividend distribution for the 12-month period following completion of this offering. Please identify the potential sources for distributions. To the extent that you believe the source will be from the projected cash flows from the properties that you have identified, please also illustrate in the prospectus your 12-month projected cash available for distribution and then show the ratio of the projected available cash and the projected dividend distribution.

Response: The Company has revised the disclosure on pages 48-51 in response to the Staff’s comment.

Selected Financial Data, page 55

21.	Pro forma diluted funds from operations per share should be included within the Other Data section of your Selected Financial Data.

Response: The Company has revised the disclosure on page 55 to include pro forma diluted funds from operations per share in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Results of Operations, page 64

22.	Please describe what types of expenses comprised your general and administrative expenses for the nine months ended September 30, 2009.

Response: The Company has revised the disclosure on page 65 in response to the Staff’s comment.

Comparison of year ended December 31, 2008 to period ended December 31, 2007, page 66

23.	We note that your predecessor had a net loss for the years ended December 31, 2007 and 2008. Please disclose the reasons why your predecessor had these net losses. See Item 303(a)(3) of Regulation S-K.

Response: The Company has added disclosure on pages 66 and 67 in response to the Staff’s comment.

Liquidity and Capital Resources, page 67

24.	Clarify if you have a firm commitment from an institution to obtain the secured credit facility referenced in your disclosure.

Response: The Company has negotiated a term sheet with its lead lenders to obtain the secured credit facility referenced in its disclosure, but has not received a firm commitment with respect thereto, and has revised its disclosure on page 68 to clarify the status of the negotiations regarding such credit facility.

Contractual Obligations, page 70

25.	Your contractual obligation table appears to be mathematically inaccurate. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its contractual obligations table on page 71 to address the mathematical inaccuracy.

Business and Properties, page 83

26.	We note your disclosure throughout the prospectus regarding management’s prior experience and performance with Arden Realty. If you choose to retain this prior experience and performance information, please expand the disclosure to provide a more complete and balanced discussion. In order to balance the disclosure, please consider the need to describe any prior business activities in which your management participated in which the results were not favorable. Please also consider the need to disclose performance results that are not positive. For example, we note that Arden Realty’s income from continuing operations decreased from $74.4 million in 2001 to $22.0 million in 2005.

Response: The Company has added disclosure on pages 118 and 119 under the caption “Management—Additional Background of Our Executive Officers” to address the Staff’s comment.

27.	We also note your disclosure regarding different valuations of Arden Realty, including its “$4.8 billion in total enterprise value, compared to an enterprise value of $600 million at the time of its initial public offering.” Please explain further why enterprise value is an appropriate valuation measure and how the amounts were determined. As commented upon above, please also balance your disclosure of these measurements.

Response: The Company has added disclosure on page 118 to better address how the Company defines and has determined enterprise value. In addition, the Company respectfully advises the Staff that, in its view, enterprise value is a useful measure of business performance. Because enterprise value incorporates the value of debt and all types of outstanding equity, it provides investors with a measure of the full value of a company’s ongoing operations. By tracking changes in enterprise value, investors can evaluate the scope and performance of a business while mitigating the potentially distorting effects of how the business finances its operations, which the Company believes provides a better view of a company’s or a management team’s ability to generate growth and create value in absolute terms. Moreover, the Company believes that enterprise value is routinely utilized by investors when evaluating investment opportunities, and is a concept well understood by the investment community. For all of these reasons, the Company believes that it is appropriate to discuss enterprise value together with other valuation measures in its disclosure regarding management’s prior experience and performance with Arden Realty.

28.	We note your disclosure regarding a comparison of total return to stockholders of Arden Realty versus the total return for the MSCI US REIT Index. Explain the basis for your total return calculations and discuss the differences between the portfolios of Arden Realty and the investment strategies of companies that comprise the MSCI US REIT Index.

Response: The Company has added disclosure on page 118 under the caption “Management—Additional Background of Our Executive Officers” to address the Staff’s comment.

Acquisition Pipeline, page 87

29.	We note that you are in the process of evaluating and discussing “several off-market acquisition opportunities.” Please more fully describe these potential acquisitions, the status of any negotiations and include an appropriate Risk Factor disclosure, as applicable.

Response: The Company has revised the disclosure on pages 88 and 89 to describe these potential acquisitions in response to the Staff’s comment. The Company respectfully advises the Staff that it has determined that none of the opportunities discussed on page [87] are currently probable in light of the preliminary status of the negotiations and the non-binding nature of the discussions regarding these opportunities. In addition, the Company has revised the Risk Factor titled “We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth” on page 20 to address the Staff’s comment.

Our Initial Portfolio, page 88

30.	We note that throughout the prospectus, you state that you may “directly or indirectly” own the property discussed. For each of the eight properties in your initial portfolio, please disclose your specific ownership in it. Please refer to Item 14(b) of Form S-11. If you do not have full ownership of such properties, please consider adding a related risk factor to the risk factor section.

Response: The Company respectfully advises the Staff that the phrase “directly or indirectly” in its disclosure was intended to convey that the Operating Partnership will own a 100% interest in each of the properties in its portfolio, but that this ownership may be indirectly held by the Operating Partnership through one or more wholly owned subsidiaries. The Company has revised its disclosure throughout the Registration Statement to clarify this distinction.

Office Portfolio, page 90

Description of Our Office Properties, page 92

Technicolor Building, Hollywood, California, page 99

31.	We note the Technicolor Building is 100% leased to a single tenant, Technicolor, through May 31, 2020. To the extent this tenant is under a net lease and represents a significant credit concentration, please tell us how you determined whether summarized financial information should have been provided.

Response: The Company acknowledges the Staff’s comment and acknowledges that the Technicolor lease may represent a significant credit concentration. However, the Company respectfully advises the Staff that the financial records of Technicolor are currently unavailable to it and the Company has no contractual right to obtain or disclose such records. Nonetheless, the Company further advises the Staff that it has requested such financial records from Technicolor, but it has received no response as of the date hereof. To the extent that the Company receives such financial records from Technicolor and it consents to the inclusion of such financial information in the Company’s Registration Statement, the Company will provide such summarized financial information in a subsequent filing of the Registration Statement.

Tierrasanta, San Diego, California, page 100

32.	Please disclose the percent leased and the annualized net effective rent per leased square foot of your Tierrasanta Property for the last five years or advise.

Response: The Company respectfully advises the Staff that the book value of the Tierrasanta Property does not amount to ten percent or more of the total assets of the Company and its consolidated subsidiaries, nor does the gross revenue of the Tierrasanta Property amount to ten percent of more of the aggregate gross revenues of the Company and its consolidated subsidiaries for the Company’s last fiscal year. Accordingly, the Company does not believe disclosure of the percent leased and annualized net effective rent per leased square foot of the Tierrasanta Property is required pursuant to Instruction 2 to Item 14 of Form S-11.

Description of Our Media and Entertainment Properties, page 105

33.	Please disclose the schedule of lease expirations for each of the ten years starting with the year this registration statement was filed for your media and entertainment properties in tabular format.

Response: Given the unique circumstances regarding leases of the Company’s media and entertainment properties, the Company believes that disclosure of the schedule of lease expirations of such properties in tabular format is an awkward form of presentation for such properties. Other types of REITs that focus on asset classes with very short-term leases, such as hotel REITs, self-storage REITs and cold storage REITs, do not typically present this data in tabular format or at all because of similar concerns. In the Company’s case, the lease terms for the Company’s media and entertainment properties tend to be shorter than those of standard office properties (i.e., lease terms typically are for one year or less). Moreover, many of the tenants of such properties historically have exercised renewal options such that the actual tenancy of many of these tenants is multiple years. The Company believes that these circumstances are more clearly conveyed to investors in a narrative format where such circumstances can be explained in context. The Company has revised the presentation of its narrative disclosure on pages 106 and 109 under the captions “Business and Properties—Description of Our Media and Entertainment Properties—Sunset Gower, Hollywood, California” and “Business and Properties—Description of Our Media and Entertainment Properties—Sunset Bronson, Hollywood, California,” respectively, to include bullet points in an effort to further enhance the clarity of such disclosure.

Regulation, page 109

Environmental Matters, page 110

34.	Please describe “Phase I environmental site assessments” in a clear, plain language.

Response: The Company has revised the disclosure on page 111 in response to the Staff’s comment.

Description of Stock, page 164

35.	Please disclose the amount of authorized shares as stated in your organizational documents or advise.

Response: The Company has revised the disclosure on page 172 in response to the Staff’s comment.

Common Stock, page 164

36.	We note your statement that all shares of common stock will be “duly authorized, validly issued, fully paid and non-assessable.” Please note that this is a legal conclusion to be determined by counsel. Please remove this language from your prospectus or attribute this statement to counsel and file counsel’s consent to be named in this section.

Response: The Company has revised the disclosure on page 172 in response to the Staff’s comment.

Federal Income Tax Considerations, page 180

37.	We note your statement that Latham & Watkins LLP is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.

Response: The Company acknowledges the Staff’s comment, and it anticipates that it will receive an opinion from Latham & Watkins LLP that it is organized in conformity with the requirements for qualification and taxation as a REIT, prior to effectiveness of the Registration Statement; at such time, it will revise the disclosure on page 189 accordingly.

Underwriting, page 203

38.	Please revise to briefly describe the “certain liabilities” for which you have agreed to indemnify the underwriters. Refer to Item 508(g) of Regulation S-K.

Response: The Company has revised the disclosure on page 211 in response to the Staff’s comment.

Pro Forma Consolidated Financial Statements, page F-1

39.	We note that the predecessor includes the combined financial information of the entities that own Sunset Gower, Sunset Bronson, City Plaza and Technicolor properties as it represents the properties in the company’s initial portfolio. Please disclose the factors used by the company in determining what entities represent the predecessor business and the relationship of these entities that support a combined financial statement presentation.

Response: The Company respectfully advises the Staff that it determined the entities representing the predecessor business based upon such entities’ common ownership, common control and common management. Each of SGS Realty II, LLC, Sunset Bronson Entertainment Properties, LLC and HFOP City Plaza, LLC (collectively, the “Predecessor”) are predominantly owned and controlled by the Farallon Funds, which own an approximate 98.4% interest in SGS Realty II, LLC, an approximate 99.0% interest in Sunset Bronson Entertainment Properties, LLC and an approximate 99.1% interest in HFOP City Plaza, LLC, and minority owned and managed by Hudson Capital, LLC, which owns an approximate 1.6% interest in SGS Realty II, LLC, an approximate 1.0% interest in Sunset Bronson Entertainment Properties, LLC and an approximate 0.9% interest in HFOP City Plaza, LLC. The Company has added disclosure on page F-1 to address the Staff’s comment.

40.	Please tell us why the pro forma impact of the acquisitions of City Plaza and Sunset Bronson are not reflected in the pro forma statements of operations from January 1, 2008.

Response: The Company acknowledges the Staff’s comment and has revised the pro forma financial statements and other financial statements in accordance with Regulation S-X for the year ended December 31, 2009 such that a full year of operations for all the Predecessor assets are now included in the pro forma statement of operations. As such, the Staff’s comment no longer requires any further adjustments.

Pro Forma Combined Statements of Operations, page F-5

41.	Please tell us how your presentation of non-controlling interest is in accordance with FASB ASC 810-10-55-4J. Similarly address the disclosures presented on pages 21 and 55.

Response: The Company has revised the pro forma statement of operations for the period ended December 31, 2009 in response to the Staff’s comment to conform to the requirements of FASB ASC 810-10-55-4J.

Note 1 – Adjustments to the Pro Forma Combined Balance Sheet, page F-7

42.	Refer to Adjustment A and the identification of the acquiring entity. As discussed in the letter dated December 10, 2009 from the Division of Corporation Finance, Chief Accountant’s Office, it is unclear how you determined the predecessor is the accounting acquirer. Please provide us your analysis of the particular facts and circumstances considered in FASB ASC 805-10-55-10 through 55-15 and each of the factors in ASC 805-10-55-12 for the REIT, predecessor and Hudson Management Company. Similarly advise how the cash consideration is evaluated as part of the formation transactions.

Response: The Company respectfully advises the Staff that, prior to filing the Registration Statement, the Company analyzed the considerations discussed in ASC 805-10-55-10 through 55-15 and each of the factors in ASC 805-10-55-12 and concluded that the Predecessor was the accounting acquirer.

In applying the relevant factors, the Company was guided by some basic facts about the transaction:

•

In substance, purchasers of shares in the public offering will be investing in a business the assets of which are primarily those of the Predecessor, and whose senior management is the same team that today runs the Predecessor’s business.

•

The Company was organized by the Predecessor and its current management team. Its sole purpose is to serve as a vehicle that will permit the Predecessor and its management team to (i) continue the Predecessor’s and its management team’s business in the form of a publicly traded REIT, (ii) raise capital to fund the continuation and expansion of that business and (iii) increase liquidity for the Predecessor’s investors and other contributors. The formation transactions and the initial public offering are the means to that end.

•

The closing of the public offering will be conditioned on the consummation of the formation transactions, and at the inception of the formation transactions the Company is a mere shell, while the Predecessor is an active business with significant assets and a management team with a long track record.

Based on these basic facts, it seems clear that the Predecessor would be the accounting acquirer. In the Company’s view, that conclusion is supported by a detailed analysis of the applicable accounting guidance. To facilitate the Staff’s review, we have prepared a table that quickly summarizes the Company’s analysis of each of the various ASC subsections. Additional analysis of each ASC subsection and an explanation of the Company’s conclusions follow immediately after this table.

ASC Section 805-10	Predecessor	REIT	Hudson Capital, LLC	Other
55-10	A
55-11		A
55-12a		A
55-12b	A
55-12c	A
55-12d	A		A
55-12e
55-13	A
55-14	A		A
55-15	A	A

ASC Section 805-10-55-10

Paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination . If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

When determining whether any party to a business combination has a “controlling financial interest” after the transaction, we believe that ASC 810-10 requires an analysis of all relevant facts and circumstances. While ownership of a majority voting interest in the combined entity is the “usual condition” for a controlling financial interest, ASC 810-10 explicitly recognizes that “[t]he power to control may also exist with a lesser percentage of ownership….” Accordingly, any finding of “control” should reflect the reality of the business combination and the power and influence that the parties to the transaction will wield after the deal. Applying ASC 810-10 to our facts, we believe that it is clear that post-closing control of the Company will rest with the owners and management team of the Predecessor.

Investors in the public offering will own approximately 63.2% of the Company’s outstanding voting shares on an undiluted basis after the consummation of the formation transactions, public offering and the concurrent private placement. However, as a result of the REIT-related limitations on constructive and beneficial ownership of the Company’s common stock, no investor in the public offering is expected to own more than 9.8% of the Company’s common stock. The Company expects that investors in the public offering will comprise a diverse group of institutions and individuals with differing investment objectives. The Company’s public stockholders, therefore, can reasonably be expected to exercise their voting rights in disparate ways, or in the case of abstentions, not at all.

The owners and management team of the Predecessor, on the other hand, are collectively expected to own approximately 36.6% of the outstanding shares of common stock on an undiluted basis, and approximately 45.5% if one assumes the exchange of all common units for shares of common stock. The large majority of these shares will be owned by the Farallon Funds, which, as discussed in the Registration Statement under “Description of Stock – Restrictions on Ownership and Transfer,” will be granted a waiver to the ownership limit that will allow them to own approximately 35.0% of the outstanding shares of common stock on an undiluted basis immediately after the offering. On a fully diluted basis, the Farallon Funds, alone, are expected to own 41.5% of the voting interests in the Company immediately after the closing.

Given the practical realities of stockholder voting in public companies – 100% turn-out can never be expected, abstentions are commonplace and brokers have limited discretion to vote “uninstructed shares” under applicable New York Stock Exchange rules – the significant minority voting interest held by the Predecessor’s owners and management team will give these persons and entities substantial influence, and arguably effective control, over the election of directors to the Company’s board and any other matter submitted to a vote of the Company’s stockholders.

In addition to voting power, the Predecessor’s owners and management team will have influence or exercise control over the Company in a variety of other ways:

•	The Predecessor’s management team will be the Company’s senior management team, and will exercise effective day-to-day control over the Company’s business.

•	Three of the nine directors on the Company’s board, Messrs. Coleman, Stern and Fried, are associated with the Predecessor.

•	Collectively, Messrs. Coleman and Stern and the Farallon Funds will have a controlling voting interest of the common units of limited partnership interest in the Company’s operating partnership.

In light of the foregoing, the Company believes that the Predecessor’s owners and management team will have the unambiguous power to control the Company after the consummation of the subject business combination. Under the guidance in ASC 810-10 and ASC Section 805-10-55-15, therefore, we believe that the Predecessor would be the accounting acquirer. Nevertheless, in the interest of a more fulsome analysis, the Company has also considered the guidance in ASC Sections 805-10-55-11 through 14 to determine the accounting acquirer.

ASC Section 805-10-55-11

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

As consideration for the property interests to be acquired by the Company in the formation transactions, the Company will issue shares of its common stock and cause the operating partnership to issue preferred and common operating partnership units, as well as assume debt currently encumbering the properties. The Company will then issue shares of its common stock for cash in the public offering and concurrent private placement. The cash will be used primarily to repay debt encumbering the properties, as well as to pay a portion of the consideration for the First Financial/Tierrasanta assets and to purchase the Del Amo Office property.

Because the Company will be the entity transferring cash and assuming liabilities in the formation transactions, under the criteria of ASC 805-10-55-11, the Company would be considered the accounting acquirer.

ASC Section 805-10-55-12

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Because the Company’s public stockholders will own a majority of the Company’s outstanding shares of common stock immediately after the closing of the public offering, the Company would be considered the accounting acquirer.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Based on the analysis of voting control set forth in our discussion of ASC Section 805-10-55-10 above, the Predecessor would be considered the accounting acquirer.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Based on the analysis of post-closing representation on the Company’s board of directors, as well as our analysis of the Predecessor’s effective post-closing voting control, each in our discussion of ASC Section 805-10-55-10 above, the Predecessor would be considered the accounting acquirer.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The Predecessor is managed through Hudson Capital, LLC, and that management team will be the Company’s management team upon completion of the formations transactions and the offering. Based on the criteria of ASC 805-10-55-12d, the Predecessor or Hudson Capital, LLC would be considered the accounting acquirer.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

None of the entities will be paying a premium over the precombination fair values of the equity interests of the other combining entities.

ASC Section 805-10-55-13

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

As noted above, at the inception of the formation transactions, the Company will be a shell with only nominal assets and no operating activity other than actions taken in connection with the formation transactions and public offering. By any measure of relative size, therefore, it is the smallest entity participating in the subject business combination. Among the other entities participating in the formation transactions, the Predecessor is the largest by any number of measures. For example, as summarized in table below, the Predecessor entities represent 70.5% of the combined book value of the entities participating in the formation transactions, and 68.3% of the total revenues generated by those entities last year:

As of December 31, 2009
$000s
Entity / Asset	Book Value of Assets / Consideration Paid	%	Last 12 Months Revenues	%
The Company	$1	0.0%	$—	0.0%
The Predecessor	$384,615	70.5%	$39,337	68.3%
Del Amo Office Property	$27,179	5.0%	$2,499	4.3%
875 Howard Street Property	$44,123	8.1%	4,241	7.4%
Glenborough Tierrasanta, LLC / GLB Encino LLC	$80,962	14.8%	10,047	17.5%
Hudson Capital, LLC	$9,000	1.6%	$1,431	2.5%

Total Portfolio	$545,880		$57,555

Based on the criteria of ASC 805-10-55-13, therefore, the Predecessor would be considered the accounting acquirer.

ASC Section 805-10- 55-14

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

As disclosed in the Registration Statement, Messrs. Coleman and Stern are “promoters” in connection with the public offering. They initiated and are sponsoring the formation transactions and registration process. Messrs. Coleman and Stern are principals of Hudson Capital, LLC. Accordingly, the active role taken by Messrs. Coleman and Stern would suggest that Hudson Capital, LLC would be considered the accounting acquirer. However, as discussed above, the Predecessor is the largest participant in the formation transactions by a variety of measures, and is larger than Hudson Capital, LLC by a significant margin. Based on this analysis, the Predecessor would be considered the accounting acquirer.

ASC Section 805-10-55-15

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

As noted above, the Company was formed specifically to facilitate the formation transactions and public offering. The Company and the operating partnership will issue equity, pay cash and assume debt as consideration for the properties being contributed. Given the mixed consideration, the application of ASC Section 805-10-55-15 is unclear. If one focuses on the equity consideration being issued in the transaction and applies the guidance in paragraphs 805-10-55-10 through 55-14, based on the analyses above, the Predecessor would be the accounting acquirer. If one focuses on the cash consideration and debt being assumed, the Company would be the accounting acquirer.

Conclusion

In sum, the Company believes that the combination of (i) the significant block voting power among an otherwise diffuse stockholder base, (ii) the day-to-day control over the Company’s business through senior management and (iii) the significant representation on the Company’s board of directors plainly demonstrates that the Predecessor’s owners and management team will have the power to control the Company after the consummation of the subject business combination and that the Predecessor should be considered the accounting acquirer. Even if this analysis were less clear and one were to consider the additional guidance in ASC Sections 805-10-55-11 through 14, the substantial preponderance of these factors still weigh in favor of concluding that the Predecessor is the accounting acquirer. Based on the foregoing, the Company respectfully submits that, whether through a detailed analysis of the specific ASC topics or a more general analysis of the economic substance and general purpose of the formation transactions, its conclusion that the Predecessor is the accounting acquirer is both supportable and appropriate.

43.	Please tell us what consideration was given to providing the breakdown of the financial condition for each of the entities comprising the predecessor similar to the presentation on pages F-11 through F-12 for the pro forma operations.

Response: The entities comprising the Predecessor are evaluated by management based upon the net income of each entity determined in conformity with GAAP and the Company’s significant accounting policies as denoted in Note 2, before interest and other income, interest expense, unrealized gain or loss on interest rate contracts, depreciation and amortization, and corporate general and administrative expense. The financial condition for each of the entities comprising the Predecessor is not provided because management does not utilize that information to evaluate the results of operations of any entity or the Predecessor. In addition, to the extent the financial condition for any entity comprising the Predecessor may be relevant, the Company notes that a breakdown of the investment in real estate of each such entity is included in Schedule III on page F-40.

44.	Refer to Adjustments C and G on pages F-8 and F-10, respectively. We note that a non-controlling partnership interest is being recognized in the financial statements of Hudson Capital, LLC. Please tell us what this non-controlling interest represents. In addition, update the preamble to your pro forma financial statements to clarify if you are purchasing 100% of the interests in the entities included in the formation transaction and if not, clarify the portion acquired for each entity.

Response: The non-controlling interests reflected in adjustment C and G represent the value of the common operating partnership units being issued to the members of Hudson Capital LLC to acquire their business. Hudson Capital, LLC is a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. Hudson Capital, LLC indirectly manages and holds minority ownership interests in the entities comprising the Predecessor. All of its ownership interests and management-related rights with respect to the entities comprising the Predecessor will be contributed in the formation transactions. The Company has revised the preamble to the pro forma statements to confirm that 100% of the ownership interests in the entities holding the assets included in the formation transaction will be acquired in connection with such transactions.

45.	Please clarify the date used in determining the fair value of the assets acquired and liabilities assumed. In addition, explain how you determined fair value, and whether independent appraisals were obtained, or if it was based on an internal analysis performed by management.

Response: The fair value of the assets acquired and liabilities assumed was determined as of January 1, 2010, which date was used to approximate the fair value of such assets and liabilities for pro forma purposes. Management determined the fair value of the assets and liabilities through their own diligence and underwriting process, then engaged an independent consultant to assist management with an allocation of the value for financial reporting purposes in accordance with FASB ASC 805. No independent appraisals were obtained.

46.	Please disclose a schedule showing the calculation and the allocation of the purchase price (including the value assigned to non-cash portions) for each of these acquisitions. Separately identify the cash consideration given, debt assumed, the number of shares issued and the type of equity instrument given (i.e. common stock, common units, preferred units) in the tabular presentation. Currently it is unclear the consideration given for each acquisition and how that relates to the fair value of the assets obtained.

Response: The Company has revised note (C) of the Pro Forma Consolidated Financial Statements in response to the Staff’s comment.

47.	Refer to Adjustment D on page F-8. Please disclose the estimated number of shares of common stock used in calculating the gross proceeds from the offering.

Response: The estimated number of shares has not yet been determined. The Company will supply such information when available prior to marketing.

48.	Refer to Adjustment E on pages F-8 through F-9. We note that members of the predecessor will contribute approximately $14.5 million, of which $10.6 million represents prepaid rents under the KTLA lease. We also note in Note 7 on page F-36 of the predecessor financial statements that the company recognized the prepaid rent related to this lease in its balance sheet for the periods ended September 30, 2009 and December 31, 2008. It appears the cash received related to this prepayment is already reflected in the historical financial statements of Sunset Bronson Entertainment Properties, LLC given that the related liability has been previously recognized. Please advise.

Response: In connection with the formation transactions, pursuant to customary proration adjustments for a real estate transaction, the Farallon Funds will contribute an amount in cash of approximately $14.5 million to the Company. This proration amount is calculated in part on the basis of rents prepaid under the KTLA lease. The amounts originally received from KTLA are reflected in the Company’s historical financial statements, as the Staff points out. However, because the contribution from the Farallon Funds represents the receipt of additional funds by the Company as a proration adjustment at the time of the closing of the formation transactions in addition to the amounts originally received from KTLA, a further pro forma adjustment is necessary to reflect the receipt of these funds by the Company.

49.	You indicate that the prior members in the predecessor entities will receive common units, which you valued at $69 million, or shares of common stock. However on page 10 you state in the first and third bullet points that Victor Coleman, Howard Stem and the Farallon Funds, assuming they are the members in the predecessor entities that you are referring to, will receive shares of common stock and common units valued at $9 million in exchange of its interest in the property entities that own the predecessor properties. Please explain the discrepancy.

Response: The Company respectfully advises the Staff that the $69 million of non-controlling partnership interests reflected in Adjustment G represents the amount of equity associated with the assets of the Predecessor allocable to the common units to be issued to the members of the Predecessor. The reference to common units with a value of $9 million appearing in the second bullet point referred to on page 9 refers to a separate issuance of common units related to the contribution by Victor J. Coleman and Howard S. Stern of their interests in Hudson Capital, LLC, a non-predecessor contributor described more fully in these responses.

50.	Please also tell us what consideration was given in accounting for the common units issued to members that own the non-predecessor entities.

Response: The Company submits that it will be structured as a real estate investment trust (REIT) with a consolidated operating partnership. As part of the formation transactions, common units and series A preferred units will be issued and, at the option of the Company, will be convertible into cash or common stock of the Company. Consistent with ASC 810-10 Consolidation/Overall (“FASB 160”) and ASC 480-10-S99-3A Distinguishing Liabilities from Equity / Overall / SEC Materials / General (“Topic D-98”) as interpreted by ASC 815-40-25 Derivatives and Hedging / Contracts in Entity’s Own Equity / Recognition / General (“EITF 00-19”), the conversion features of the non-controlling interests have been analyzed to assess whether such features might require cash settlements that would not be at the Company’s discretion, and therefore, whether it is more appropriate to classify the Operating Partnership units as redeemable equity addressed in the mezzanine section of the Company’s balance sheet as opposed to permanent equity in accordance with FAS 160. However, before performing the Topic D-98 and EITF 00-19 analysis, the Company first analyzed both the common and series A preferred units to determine whether the units are equity or liabilities in accordance with ASC 480-10 Distinguishing Liabilities from Equity / Overall (“FAS 150”).

Terms of series A preferred units and common units

The series A preferred units have a preferred partnership interest in our operating partnership and have a redemption value of $25 per unit. The series A preferred units pay a stated dividend and beginning three years after the issuance date of these units, each limited partner holding series A preferred units will have the ability to put their interest to the Operating Partnership, requiring it to redeem all or a portion of their interest for cash equal to its redemption value or shares of the Company’s common stock. The Company may elect whether to redeem the interests for cash or shares of its common stock.

The common units have a common partnership interest in the Operating Partnership and are the economic equivalent of our common shares. Beginning 14 months after the issuance date of these units, each common unit holder will have the ability to put their interest to the Operating Partnership, requiring it to redeem all or a portion of their interest for cash equal to its redemption value or equivalent shares of the Company’s common stock.

The Company may elect whether to redeem the interests for cash or shares of its common stock. In the case of the series A preferred units, if the Company chooses to redeem the units for shares of its common stock, the shares must registered. Conversely, unregistered shares may be used to settle the common units.

FAS 150 criteria assessment

As discussed above, the series A preferred units and common units are puttable to the Company at the option of the holder after a period of time. Based on the criteria of ASC 480-10-25-7, the Company has determined that redemption of these units is a conditional obligation which is not probable in occurrence and therefore, not within the scope of FAS 150. Since the common units are contingently redeemable, the Company has also further analyzed the units for any embedded features that would require bifurcation under FAS 133. The Company has also analyzed whether the conversion features of the series A preferred units and common units are embedded or freestanding within the guidance of FAS 150 and using the guidance within ASC 815 Derivatives and Hedging (“FAS 133”) to assist in making this assessment.

Based on the Company’s assessment, the Company has determined the embedded put does not require bifurcation under FAS 133 as all of the criteria in ASC 815-15-25-1 are not met. Specifically, the Company believes criterion ASC 815-15-25-1a has not been met. First, the common units and common stock are economic equivalents and fluctuation in value of the common shares will be mirrored by the common units on a one-for-one basis. As such, the put feature is closely and clearly related to economic characteristics of the common units (i.e., host instrument). Second, the series A preferred units have a stated redemption value of $25 per unit, and whether the form of consideration is cash or shares of common stock, the holders of the series A preferred units will only receive consideration in the amount $25 per unit. As such, the put feature is also closely and clearly related to the series A preferred units.

EITF 00-19 and FSP 00-19-2 criteria assessment

Series A Preferred Units

As discussed above, the series A preferred units have a redemption value of $25 per unit. Beginning three years after the issuance date of these units, each limited partner holding series A preferred units will have the ability to put its interest to the Operating Partnership, requiring it to redeem all or a portion of its interest for cash equal to its redemption value, at the Company’s option, or shares of the Company’s common stock. The Company may elect whether to redeem the interests for cash or shares of its common stock, however, the issued shares of common stock must be registered shares, which the Company cannot control. Since the series A preferred units are contingently redeemable and might require cash settlement outside of the Company’s control, the Company has classified these preferred units in the mezzanine section of its balance sheet.

Common Units

As discussed above, the common units are the economic equivalent of the Company’s common shares. Beginning one month after becoming a holder of common units, each common unit holder will also have the ability to put its interest to the Operating Partnership, requiring it to redeem all or a portion of its interest for cash equal to its redemption value or equivalent shares of the Company’s common stock. The form of the redemption is at the Company’s election and, unlike in the case of series A preferred shares, unregistered shares may be used to settle these units.

The Company’s specific analysis of the EITF 00-19 criteria as it relates to the common units is as follows:

To the extent the below criteria are met, the Company believes accounting for these interests at historical cost in permanent equity in accordance with FAS 160 is appropriate.

1.	The contract permits the Company to settle in unregistered shares. The operating partnership agreement permits the use of unregistered shares to settle the conversion of these common units.

2.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. Currently, the Company expects to have 500 million authorized shares, as compared to approximately 18.4 million shares to be initially issued/outstanding at the time of the offering. Based on consideration of potential future issuances through stock-based compensation plans, the potential conversion of the preferred operating units and the number of total common units to be outstanding at the time of the offering, the Company has advised us that it will have sufficient authorized and unissued shares to settle the potential common unit and series A preferred unit redemptions while they remain outstanding.

The Company has also considered the theoretical possibility that the value of its common stock could deteriorate in value to the point where if the series A preferred unit holders redeemed their interest, it would require the issuance of all of the then-existing authorized shares. If this were to occur, the Company would, again theoretically, not have sufficient authorized shares to issue to common unit holders if they were to subsequently redeem their units. In this theoretical scenario, the Company potentially could be required to settle the units for cash as opposed to shares of common stock if the Company did not have the ability to authorize additional shares to redeem the units. If this situation were to occur, the Company, acting through its board of directors, has the ability to amend its charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that it is authorized to issue without the consent or approval of its shareholders. Thus, the Company has the ability to ensure that there are sufficient authorized shares of its common stock to settle the common units currently and in the future.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. As the redemption terms call for a one-unit-to-one-share conversion rate and there are a fixed number of units outstanding, it follows that the number of shares of common stock to be delivered is limited to the number of common units outstanding.

4.	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. The agreement of limited partnership of the operating partnership (the “Partnership Agreement”) and the related registration rights agreement discussed more fully below have no required cash payments to the common operating partnership unit holders for any reason.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). The Partnership Agreement and the related registration rights agreement discussed more fully below do not require cash payments to the common operating partnership unit holders for any reason.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. The only such scenario would be on the liquidation of the Company. The Partnership Agreement does not provide for any net cash settlement in circumstances in which the common unit holders would not also receive cash in exchange for their units.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. The Company’s shares of common stock are represented by a common unit in the operating partnership with identical rights to the common units.

8.	There is no requirement in the contract to post collateral at any point or for any reason. There are no collateral requirements associated with the common units.

The above assessment of the EITF 00-19 criteria outlined support the classification of the operating partnership units as permanent equity. However, an additional registration rights agreement exists that requires further consideration. These rights include the following:

•

The registration rights agreement obligates the Company, as the general partner, to file with, be declared effective by, and keep effective with the SEC, a shelf registration statement within 14 months subsequent to the IPO transaction on a “best efforts” basis.

•

The registration rights agreement includes provisions whereby the rights under this agreement are suspended if the Company fails to file the required reports in a timely fashion (i.e., the registration statement becomes ineffective), which reinforces the “best efforts” nature of the agreement.

While there are no formal penalties in the agreement of limited partnership if the Company does not maintain an effective registration statement, the Company may be subject to a legal claim for such failure to maintain an effective registration statement.

Due to the rights outlined above, the Company believes that its registration obligation is more comparable to a registration payment arrangement discussed under ASC 825-20-25-3 Financial Instruments / Registration Payment Arrangements / Recognition / General (“FSP 00-19-2”). Under that guidance (which generally only includes registration arrangements that require cash payments), the Company would be required to assess whether any additional cash payments would be owed as a result of failing to comply with the terms of the registration rights agreement. This would require an accruable liability as opposed to requiring the Company to deliver a registered share.

Conclusion

Based on the above assessment of the criteria established in FASB 160 and the guidance in Topic D-98, EITF 00-19 and EITF 00-19-2, the Company concludes that the deliverance of cash or equity is entirely within its control and the appropriate classification of these operating partnership units is in permanent equity at historical cost.

Part II – Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-4

51.	Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Response: The Company respectfully advises the Staff that it has filed Exhibits 10.1, 10.2, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 23.3 and 23.4 with the Amendment and is providing a draft of the Exhibit 5.1 opinion to the Staff on a supplemental basis for its review, and confirms that it will file any remaining exhibits and opinions as soon as possible so that the Staff will have sufficient time to review them.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

Enclosures

cc:	Victor J. Coleman, Hudson Pacific Properties, Inc.
Howard S. Stern, Hudson Pacific Properties, Inc.
Bradley A. Helms, Esq., Latham & Watkins LLP
David W. Bonser, Esq. Hogan & Hartson LLP
Samantha S. Gallagher, Esq. Hogan & Hartson LLP

[FORM OF OPINION OF VENABLE LLP]

[DRAFT]

                    , 2010

Hudson Pacific Properties, Inc.

11691 Wilshire Blvd., Suite 1600

Los Angeles, California 90025

Re:	Registration Statement on Form S-11
Commission File No 333- 164916

Ladies and Gentlemen:

We have served as Maryland counsel to Hudson Pacific Properties, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to              shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), in an underwritten initial public offering covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the Prospectus included therein in the form in which it was transmitted to the Commission under the Securities Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

Hudson Pacific Properties, Inc.

                    , 2010

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in Article VI of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and validly existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

Hudson Pacific Properties, Inc.

                    , 2010

2. The issuance of the Shares has been duly authorized and, when and if delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or a duly authorized committee thereof relating thereto, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,